January 14, 2000

Dear Shareholder:

FC Banc Corp is pleased to report that in 1999 fully diluted earnings per share increased 8.4% from $1.55 in 1998 to $1.68. Return on Equity (ROE) increased from 8.73% in 1998 to 9.31% in 1999. Return on Assets (ROA) declined slightly from 1.14% in 1998 to 1.11% in 1999 as a result of the growth the company experienced.

During the fourth quarter of 1999 assets surpassed $100,000,000 for the first time. In 1999 loans grew 22.6% while deposits grew 7.0%. During 1999 the bank completed the acquisition of the remaining property between the square and the railroad tracks at the Main Office. Late in the year the bank was able to acquire an outstanding site for an office in Fredericktown, which should open in late March.

At the beginning of 1999 FC Banc Corp shares were selling at $27.00 per share. At December 31, 1999, the most recent trade closed at $28.25 per share.
During the year the company repurchased 13,738 shares under its Stock Repurchase Plan at an average price of $28.04 per share. The overall market capitalization increased by approximately $434,000 in 1999.

The automatic dividend deposit program has been well received with 51% of our shareholders participating. We thank you who are participating and encourage others to participate. In November the quarterly dividend was increased 6.7% to $.16 per share per quarter.

For the past 19 consecutive quarters, Farmers Citizens Bank has enjoyed a 5 Star rating from Bauer Financial Reports, Inc. This is the highest rating Bauer issues and demonstrates the financial strength of the Bank. We continue to be proud of this recognition. Our focus on First Class Banking continues with emphasis on Quality Products, Fair Pricing and Exceptional Service.

Our Annual Meeting will be held on March 22, 2000 at the Youth Building, Crawford County Fairgrounds at 1:30 p.m. preceded by a luncheon at 12:00 noon. Our speaker will be the Honorable Mary Ellen Withrow, Treasurer of the United States. We will also introduce this year's Farmers Citizens' Scholars. We have planned a meeting you will enjoy and we encourage your attendance.

Finally, on behalf of the directors, we want to thank our shareholders, customers and employees for their support in 1999.

Sincerely,

/s/ Robert D. Hord                                   /s/ G.W. Holden
--------------------                                 --------------------
Robert D. Hord                                       G.W. Holden
Chairman                                             President & CEO

Five-Year Consolidated Financial Summary

In thousands, except per common share amounts and ratios

Years ended December 31,                                     1999         1998           1997          1996          1995
Statements of Income
Interest Income                                            $ 6,679      $ 6,380        $ 5,573       $ 5,619       $ 5,564
Interest Expense                                             2,592        2,541          2,164         2,277         2,442
                                                            ------       ------         ------        ------        ------
Net interest income                                          4,087        3,839          3,409         3,342         3,122
Provision for loan losses                                     (130)         (75)            27            --           204
                                                            ------       ------         ------        ------        ------
Net interest income after provision for loan losses          4,217        3,914          3,382         3,342         2,918
Non-interest income (A)                                        650          633            556           543           487
Non-interest expenses                                        3,432        3,215          2,732         3,064         2,906
                                                            ------       ------         ------        ------        ------
Income before income taxes                                   1,435        1,332          1,206           821           499
Income tax expense                                             360          331            304           140           (34)
                                                            ------       ------         ------        ------        ------
Net income                                                 $ 1,075      $ 1,001        $   902       $   681       $   533
                                                            ======       ======         ======        ======        ======

Per Common Share
Net Income
Basic                                                        $1.70         $1.56         $1.40         $1.04         $0.80
Diluted                                                       1.68          1.55          1.40          1.04          0.80
Dividends declared                                            0.61          0.60          0.60          0.60          0.58
Stockholders' equity                                         18.32         18.19         17.42         16.41         16.16
Stock price range                                      28.25-27.00   27.00-22.00   22.00-22.00   22.00-20.25   21.00-20.00

Selected Consolidated Balance Sheet Data at December 31,
Assets                                                     $99,236       $93,685       $78,628       $81,445       $83,698
Investment securities                                       34,795        37,319        32,460        32,194        33,869
Loans (B)                                                   55,975        45,649        40,029        41,043        37,179
Deposits                                                    86,959        81,311        66,092        70,074        70,891
Borrowed funds                                                  29            --           641           119         1,525
Shareholders' equity                                        11,402        11,547        11,195        10,667        10,760

Ratios (C)
Per $100 of average assets
Net Interest Income (tax-equivalent basis)                  $ 4.41        $ 4.51       $ 4.50         $ 4.27        $ 4.01
Provision for loan losses                                    (0.13)        (0.09)        0.03             --          0.25
                                                             -----         -----        -----          -----         -----
Net interest income after provision for loan losses           4.54          4.60         4.46           4.27          3.76
Non-interest income                                           0.69          0.72         0.72           0.67          0.60
Non-interest expense                                          3.57          3.66         3.52           3.76          3.56
                                                             -----         -----        -----          -----         -----
Income before income taxes                                    1.66          1.66         1.66           1.17          0.80
Income tax expense                                            0.55          0.52         0.50           0.34          0.15
                                                             -----         -----        -----          -----         -----
Net income                                                  $ 1.11        $ 1.14       $ 1.16         $ 0.84        $ 0.65
                                                             =====         =====        =====          =====         =====

Leverage (D)                                                 8.35x         7.66x        7.07x          7.67x         7.79x
Return on average shareholders' equity                       9.31%         8.73%        8.22%          6.42%         5.08%
Average shareholders' equity to average assets              11.97%        13.05%       14.14%         13.03%        12.84%
Dividend payout ratio                                       35.81%        38.26%       42.68%         57.27%        72.98%
Tier 1 capital ratio at December 31                         19.35%        22.19%       24.14%         21.87%        22.61%
Tier 1 and Tier 2 capital ratio at December 31              20.62%        23.47%       25.41%         23.13%        23.88%
Leverage ratio                                              11.98%        13.05%       14.14%         13.04%        12.84%

(A) Includes gains (losses) from securities transactions of $(3) in 1999, $11 in 1998, $3 in 1997, and $(13) in 1996.
(B)  Net of unearned income.
(C)  Based on average balances and net income for the periods.
(D)  The ratio of average assets to average shareholders equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================

General

FC Banc Corp (the "Holding Company" or "Corporation") is a bank holding company engaged in the business of commercial and retail banking through its subsidiary, The Farmers Citizens Bank (the "Bank" or "Farmers Citizens"), which accounts for substantially all of its revenues, operating income, and assets.

The following discussion is intended to focus on and highlight certain financial information regarding FC Banc Corp and should be read in conjunction with the financial statements and related notes which have been prepared by the management of FC Banc Corp in conformity with generally accepted accounting principles. The Audit Committee of the Board of Directors engaged Robb, Dixon, Francis, Davis, Oneson and Company, independent auditors, to audit the financial statements. The auditors' report is included as a part of the 1999 Annual Report. To assist in understanding and evaluating major changes in the Holding Company's financial position and results of operations, two, three and five year comparisons are provided in tabular form for ease of comparison.

Forward-Looking Statements

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank, and the Holding Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in economic conditions in the Corporation's (or Bank's) market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Farmers Citizens' market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

1. Management's determination of the amount of the allowance for loan losses as set forth under the captions "Financial Condition," "Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998";

2. Management's discussion of the liquidity of Farmers Citizens' assets and regulatory capital of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management"; and

3. Management's analysis of the interest rate risk of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management."

     The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition

      The Corporation's consolidated total assets amounted to $99.2 million at December 31, 1999, an increase of $5.6 million or 5.93%, over the $93.7 million in total assets at December 31, 1998. Such increase in assets was funded primarily by the $5.6 million net increase in deposits.

      Loan Portfolio Loans, as a component of earning assets, represent a significant portion of earning assets. At December 31, 1999, the Bank's real estate loans secured by 1-to-4 family residential properties were $23,770,000. Loans secured by farmland and loans to finance agricultural production and other loans to farmers were $11,574,000. As noted in Note D, of the Notes to Consolidated Financial Statements, the Bank also was a creditor for $3,109,000 of loans to related parties.

Loan Information

In thousands, except ratios
                                               1999         1998          1997          1996          1995

Loans at December 31,
Commercial                                   $ 3,120      $ 4,336       $ 6,025	      $ 6,893       $ 7,118
Agricultural                                   3,349        4,253         4,596         5,856         6,331
Real estate
Secured by 1-4 family residential properties  23,770       16,402         9,211         8,861         5,790
Secured by other properties                   20,564       15,335        14,595        13,749        11,217
Consumer                                       4,916        5,075         5,310         5,356         6,344
Tax-exempt                                       251          237           281           315           378
All other                                          5           11            11            13             1
                                              ------       ------        ------        ------        ------
Total                                        $55,975      $45,649       $40,029       $41,043       $37,179
                                              ======       ======        ======        ======        ======

Allowance for Loan Losses
Balance at beginning of year                 $ 1,725      $ 1,480       $ 1,263       $ 1,297       $ 1,601
Provision for loan losses                       (130)         (75)           27            --           204
Charge-offs
Commercial and agricultural                       20            1           405            98           538
Consumer                                          28           36            1             11            23
Credit card                                       20           22            12             7            13
Real estate                                       --           --            --            --            --
                                              ------       ------        ------        ------        ------
Total Charge-offs                                 68           59           418           116           574
                                              ------       ------        ------        ------        ------
Recoveries
Commercial and agricultural                      183          361           598            73            54
Consumer                                          19            9             6             6             3
Credit card                                        3            9             4             3             2
Real estate                                       --           --            --            --             7
                                              ------       ------        ------        ------        ------
Total recoveries                                 205          379           608            82            66
                                              ------       ------        ------        ------        ------
Net charge-offs                                 (137)        (320)         (190)           34           508
                                              ------       ------        ------        ------        ------
Balance at end of year                       $ 1,732      $ 1,725       $ 1,480       $ 1,263       $ 1,297
                                              ======       ======        ======        ======        ======

Allocation of Allowance for Loan Losses
Commercial                                   $ 1,296      $ 1,358       $ 1,148       $   749       $   640
Consumer                                          69           75            28            31            21
Real estate                                      168           71           106           224           315
Unallocated                                      199          221           198           259           321
                                              ------       ------        ------        ------        ------
Total                                        $ 1,732      $ 1,725       $ 1,480       $ 1,263       $ 1,297
                                              ======       ======        ======        ======        ======

Credit Quality Ratios
Net charge-offs as a percentage of
  average loans                              (0.27)%      (0.73)%       (0.48)%          0.09%        1.41%
Allowance for loan losses to
Total loans at year-end                       3.09         3.78          3.70            3.08         3.49
Net charge-offs                             (12.64)       (5.39)        (7.79)          37.15         2.55
Provision for loan losses to average loans   (0.26)       (0.17)         0.07            0.00         0.56
Earnings coverage of net charge-offs        (10.47)       (3.93)        (6.49)          24.15         1.38


      Average loans increased 14.26% in 1999 to represent 56.36% of average earning assets compared to 53.78% in 1998 and 56.14% in 1997. Year-end total real estate loans of $44,334,000 represent approximately 79.20% of the total loans outstanding compared to 69.52% for the previous year-end. As the total dollars outstanding of loans fluctuated, decreasing during 1993 and 1994 and then increasing through 1999, real estate loans had remained relatively constant at 33% prior to 1994, when they increased to 43.05%, 55.09%, and 59.47% at year-end 1995, 1996 and 1997, respectively. Installment loans to individuals have continued to decline steadily since 1990 from 18.77% of loans outstanding to 8.78% at December 31, 1999. The dollar amounts of commercial loans have also decreased from 19.15% of loans outstanding at year-end 1995 to 5.57% at December 31, 1999. The Loan Information table provides a five year loan history.

      In addition to the loans reported in the Loan Information table, there are certain off-balance sheet products such as letters of credit and loan commitments that are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements. Management closely monitors the financial condition of potential creditors throughout the term of the instruments to assure that they maintain credit standards. Refer to Notes J and K for additional information on off-balance sheet financial instruments.

      Non-Performing Assets While the Bank had experienced increases in non-performing assets in prior years, at December 31, 1999 and 1998, there were no loans accounted for as non-accrual and accruing loans which are contractually past due 90 days more. Management believes that the Allowance for Loan Losses is adequate to cover any potential losses in the loan portfolio at December 31, 1999. Refer to the section entitled "Provision for Loan Losses" for additional detail.

      The Non-performing Assets table provides a five year summary of non-performing assets which are defined as loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan foreclosure.

     A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non-accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

      A loan is considered restructured or renegotiated when either the rate is reduced below current market rate for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Property obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an "Other Real Estate" account for possible resale. Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

      Loans accounted for as non-performing (non-accrual, restructured, past due 90-days or more, and impaired) loans as of year-end 1999 remained at zero, the same as of year-end 1998. Refer to the "Non-performing Assets and 90-Day Past Due Loans" table for a six year summary.

      The lack of non-performing, impaired and past due loans is attributable to both the amount of loans charged-off in 1999, 1998 and 1997, of $68,000, $59,000 and $418,000, respectively, coupled with the amount of recoveries on charged-off loans which amounted to $205,000, $379,000 and $608,000 in 1999, 1998 and 1997, respectively. Please refer to the following section entitled "Provision for Loan Losses" for additional explanation.

     Allowance for Loan Losses The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur.

      The allowance/provision for loan losses is determined by management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in the Bank's market area. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower, (c) the borrower's financial standing and trends, (d) the market value of the collateral involved, and (e) the down payment received.

      Management utilizes an internal loan review procedure to provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "watch" loans. The Bank's examiners and independent auditors will periodically perform independent credit reviews of the Bank's borrowers and evaluate the adequacy of the allowance for loan losses account based upon the results of their review and other factors.

     The results of the quarterly credit reviews in conjunction with independent collateral evaluations are used by management and the Board of Directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

     Approximately 90% of the Bank's total loans are secured by deeds of trust on real property, security agreements on personal property, or through the full faith and credit of government agencies.

     Investments The investment portfolio represents the second largest use of financial resources. The Bank's investment portfolio includes United States securities, state and municipal obligations, other equity securities, and equity securities of the Federal Reserve Bank.

     Investment securities classified as "held-to-maturity" are those investment debt securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.
Investment securities classified as "available-for-sale" are those investment debt and equity securities which the Bank has the ability to sell (for liquidity or other purposes) prior to their maturity, and are carried at the lower cost or market value.

     Securities categorized as "available-for-sale" can and will be sold prior to maturity to meet liquidity or other funding needs. It is management's intent to hold those securities categorized as "held-to-maturity" until their maturity unless they are subject to an earlier redemption via a "call feature". At December 31, 1999 the Bank's entire investment portfolio was classified as available-for-sale.

     Average investments increased by $568,000 during 1999 from an average of $35,712,000 during 1998 to $36,280,000 during 1999, or an increase of
1.59%. During the same period, the average balance of the federal funds sold increased by 25.59% from $2,071,000 in 1998 to $2,601,000 in 1999.
Federal funds sold are consistently maintained at levels that will cover the short-term liquidity needs of the Bank. Because of changes in interest rates, the related increase in local loan demand, the purchase of loans on the open market, and the significant increases of deposit liabilities, a portion of the excess available funds were invested in federal funds. Average cash and due from bank balances also increased by $195,000 during 1999.

     The Bank utilizes a number of outside sources to analyze, evaluate, and obtain advice relative to the management of its investment portfolio.
The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by management to ensure that a proper ratio of liquidity and earnings is maintained.

      The Bank's investment portfolio includes approximately $2.0 million of agency structured notes (step-ups, dual-indexed bonds, and a PSA indexed bond) which represents cash flows dependent on one or more indices in ways that create risk characteristics similar to forwards or options. The risks inherent in these types of securities include secondary liquidity risk
(that is, inability to resell the securities if needed for liquidity), price volatility due to the uncertainty and unpredictability of the cash flow from the investment, and interest rate risk. Specific goals and objectives for investments of this type, have been included in the investment policy of the Bank.

      Deposits The Consolidated Average Balance Sheets and Related Yields and Rates table highlights average deposits and interest rates during the last three years. Average deposits in 1999 have increased by approximately $8,705,000, or 11.55% from 1998 averages which had increased $10,076,000, or 15.43% compared to 1997. The average cost of deposits for the Bank was approximately 3.52% for the year-ended December 31, 1999 compared to 3.90% and 3.87% for 1998 and 1997, respectively.

     Shareholders' Equity Maintaining a strong capital position in order to absorb inherent risk is one of management's top priorities. Selected capital ratios for the last five years, presented in the Five-Year Consolidated Financial Summary, reveals that the Bank has been able to maintain an average equity to average asset ratio of greater than 11% for the past five years. It should be noted that this ratio has decreased by 108 basis points (100 basis points equals one percent) in 1999 to 11.97%
and decreased by 109 basis points in 1998.   It should also be noted that
the return on average assets decreased in 1999 by three basis points to 1.11% from 1.14% after decreasing in 1998 by two basis points from 1.16% in 1997. The declines are due primarily to the increase in earning assets coupled with a seven basis point decline in the net interest margin in 1998 and 1997, respectively.

     The change in balance sheet mix of interest earning assets resulted in a decline in the Bank's net interest margin in 1999. In 1999, the yield on earning assets declined by 27 basis points while the yield on interest-bearing liabilities declined by 38 basis points as compared to 1998. The total average real estate loans outstanding as a percentage of earning assets increased from 37.62% in 1998 to 49.56% in 1999. As a result, the net interest margin declined from 4.85% in 1998 to 4.78% in 1999.

     Banking regulations in 1989 established minimum capital ratios for banks. The primary purpose of these requirements is to assess the riskiness of a financial institution's balance sheet and off-balance sheet financial instruments in relation to adjusted capital. A minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I
(core) capital had to be maintained. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less good will and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital.
Tier II capital is limited to 100% of Tier I capital.  At December 31,
1999 the Bank's risk-based capital ratio for Tier I and Tier II capital is 19.35% and 20.62%, respectively, thus meeting the required 4% and 8% for Tier I and Tier II capital. The Five-Year Consolidated Financial
Summary table and Note Q to Consolidated Financial Statements summarizes the Bank's risk-based capital, leverage components and ratios.



Comparison of Results of Operations for the Years Ended December 31, 1999
and 1998

      General   Net income for the  year-ended December 31, 1999, amounted to $1,075,000, an increase of $74,000, or 7.39%, over the $1,001,000 in net income in 1998. The increase in net income resulted primarily from a $248,000 increase in net interest income, a decrease of $55,000 in provision for loan losses and an increase of $17,000 in non-interest income, which was offset by increases in non-interest expense of $217,000 and federal income tax expense of $29,000.

Consolidated Average Balance Sheets and Related Yields and Rates*

                                                 1999                             1998                             1997
                                     -----------------------------    -----------------------------   ------------------------------

                                               Interest    Average              Interest    Average              Interest    Average
                                     Average    Income/    Yields/    Average    Income/    Yields/    Average    Income/    Yields/
                                     Balance    Expense     Rates     Balance    Expense     Rates     Balance    Expense     Rates
                                     --------  --------   --------    --------  --------   --------   --------   --------   --------
Assets
Cash and due from banks              $  3,479                         $  3,284                        $  3,270
Federal Funds sold                      2,601       131      5.04%       2,071       107      5.17%      1,375         75      5.45%
Investment securities
Taxable debt securities                27,511     1,598      5.81%      27,420     1,684      6.14%     23,308      1,431      6.14%
Tax-exempt debt securities              6,734       482      7.15%       7,976       473      5.93%      6,324        387      6.12%
Equity securities                       2,035       108	     5.31%         316        17      5.38%         96          6      6.25%
                                      -------   -------                -------   -------               -------    -------
Total Investment securities            36,280     2,188      6.03%      35,712     2,174      6.09%     29,728      1,824      6.14%
Loans
Real Estate                            24,891     2,157      8.67%      16,536     1,504      9.10%     15,198      1,314      8.65%
Consumer                                4,665       449      9.62%       5,003       518     10.35%      4,942        487      9.85%
Commercial (includes real estate)      20,668     1,925      9.31%      22,417     2,201      9.82%     19,675      1,955      9.94%
                                      -------   -------                -------   -------               -------    -------
Total loans                            50,224     4,531      9.02%      43,956     4,223      9.61%     39,815      3,756      9.43%

Total earning assets                   89,105     6,850      7.69%      81,739     6,504      7.96%     70,918      5,655      7.97%
Allowance for loan losses              (1,714)                          (1,578)                         (1,247)
Other assets                            5,593                            4,443                           4,285
                                      -------                          -------                         -------
Total assets                         $ 96,463                         $ 87,888                        $ 77,226
                                      =======                          =======                         =======

Liabilities and Shareholders' Equity
Noninterest-bearing deposits           10,461                           10,265                           9,679
Interest-bearing deposits
NOW accounts                           12,856       238	     1.85%      12,626       278      2.20%      9,681        241      2.49%
Money market accounts                   6,424       182	     2.83%       3,350       125      3.73%      1,480         41      2.77%
Savings accounts                       18,621       401      2.15%      18,608       501      2.69%     18,745        544      2.90%
Time deposits                          35,726     1,770      4.95%      30,534     1,631      5.34%     25,836      1,331      5.15%
                                      -------   -------                -------   -------               -------    -------
Total interest-bearing deposits        73,627     2,591      3.52%      65,118     2,535      3.89%     55,742      2,157      3.87%
Borrowed funds                             16         1      6.00%          97         6      6.19%        104          7      6.73%
                                      -------   -------                -------   -------               -------    -------
Total interest-bearing liabilities     73,643     2,592      3.52%      65,215     2,541      3.90%     55,846      2,164      3.87%
Other liabilities                         808                              941                             740
Shareholders' equity                   11,551                           11,467                          10,961
                                      -------                          -------                         -------

Total liabilities and
   shareholders' equity              $ 96,463                         $ 87,888                        $ 77,226
                                      =======                          =======                         =======

Net interest income                            $  4,258                         $  3,963                         $  3,491
   (tax-equivalent basis)                       =======                          =======                          =======

Yield spread                                                 4.17%                            4.06%                            4.10%
Net interest income to earnings assets                       4.78%                            4.85%                            4.92%
Interest-bearing liabilities to earning assets              82.65%                           79.78%                           78.75%

* Interest income/expense and yield/rates are calculated on a tax-equivalent basis utilizing a federal incremental tax rate of 35% in 1999, 1998 and 1997 Non-accrual loans and the related negative income effect have been included in the calculation of average rates.

      Net interest income Net interest income totaled $4.3 million (on a tax-equivalent basis) for the year-ended December 31, 1999, an increase of $295,000 or 7.44%, over the $4.0 million recorded in 1998, due primarily to an increase in the average balance of the loans outstanding of $6.3 million, or 14.26%, offset somewhat by a decrease of 59 basis point (100 basis points equals one percent) in yield from 9.61% in 1998 to 9.02% in 1999. Interest income on investment securities increased by $14,000 (on a tax-equivalent basis), or 0.64%, due primarily to a $568,000, or 1.59%, increase in the average balance of investment securities coupled with a decrease of six basis points in the weighted-average yield year-to-year, from 6.09% in 1998 to 6.03% in 1999. Interest income on federal funds sold increased by $24,000 for the year-ended December 31, 1999. The average balance invested in federal funds sold increased by $530,000, or 25.59%, compared to 1998. The yield on federal funds sold decreased by 13 basis point to 5.04%

     Interest expense on deposits increased by $56,000, or 2.21%, during 1999, due primarily to an increase in the average balance of interest-bearing deposits outstanding of $8.5 million, or 13.07%, coupled with a decline in the weighted-average rate from 3.89% to 3.52% in 1999. Interest expense on short-term borrowings decreased by $5,000 or 83.33%, primarily due to the decrease in average balance outstanding from $97,000 to $16,000.

      As a result of the forgoing changes in interest income and interest expense, net interest income increased by $295,000 (on a tax-equivalent basis), or 7.44%, during 1999, as compared to 1998. The interest rate spread increased by 11 basis points to 4.17% for 1999 as compared to 4.06% for 1998, while the net interest margin decreased by seven basis points to 4.78% for year 1999.

      Provision for Loan Losses The Bank maintains an allowance for loan losses in an amount which, in management's judgement, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. A variety of factors, including the performance of the Bank's loan portfolio, the economy, changes in real estate values, interest rates and regulatory requirements regarding asset classifications, may influence management's determination of the provision. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 1999. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

      The Bank had net recoveries of $137,000, $320,000 and $190,000 during the years ended December 31, 1999, 1998 and 1997, respectively. The Bank's charge-off history is a product of a variety of factors, including the Bank's underwriting guidelines and the composition of its loan portfolio. An anlaysis of the Allowance for Loan Losses is presented in the Loan Information table.

      There was a negative provision for loan losses during 1999 of $130,000 as compared to a negative provision of $75,000 in 1998 and a provision of $27,000 in 1997. The amount of provision was based upon the results of management's quarterly reviews of the loan portfolio to identify problem and potential problem loans and to determine appropriate courses of action on a loan by loan basis. Collection procedures are activated when a loan becomes past due.

      The entire allowance for loan losses is available to absorb any particular loan loss. For analytical purposes, the allowance could be allocated based upon net historical charge-offs of each type of loan for the last five years. However, the primary criteria used to determine the percentage allocation is based upon the losses experienced, the type and market value of the collateral securing the loan portfolio, and the financial standing of certain borrowers due to economic trends in their related businesses or farming operations.Please refer to the Loan Information table for the allocation of the allowance.

     Management believes significant factors affecting the allowance are being reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans as of December 31, 1999. The Bank has no exposure from troubled debt to lesser-developed countries.

      The allowance to loans outstanding at year-end decreased to 3.09% in 1999 from 3.78% and 3.70% in 1998 and 1997, respectively. The decrease was due primarily to the non-existence of non-performing loans coupled with the recovery on loans previously charged-off. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

      Other Income and Other Expense Total other income is comprised of operating income attributed to providing deposit accounts for bank customers, the disposition of investment securities prior to their maturity (which are classified as available for sale), increases in the cash surrender values of life insurance policies, and fees from banking services.

      Total other expense is comprised of operating expense attributed to staffing(personnel costs), operation and maintenance of bank buildings and equipment, banking service promotion, taxes and assessments, and other operating expenses. The "Income Statement Data" table, contains a summary of these items for the five years ended December 31, 1995 through 1999.

     Income Taxes The provision for federal income taxes totaled $360,000 for the fiscal year-ended December 31, 1999, an increase of $29,000, or 8.76%,
over the provision in fiscal 1998.   The effective tax rates were 25.1% and
24.8% for the years ended December 31, 1999 and 1998.

     Impacting the tax provisions for the three years covered in this report is the level of the provision for possible loan losses (negative provision $130,000 in 1999 and $75,000 in 1998, and a positive provision of $27,000 in 1997) and the level of tax-exempt income on securities which was $318,000, $349,000 and $305,000 for the years 1999, 1998, and 1997, respectively. Due to the continued improvement in credit underwriting standards, the values of collateral securing the loan portfolio, the financial standing of certain borrowers in their related businesses or farming operations, and the current economic trends combined with the amount of recoveries on previously charged-off loans, management elected to reduce the Bank's provision for possible loan losses during the fiscal year-ended December 31, 1999.


Consolidated Income Summary

In thousands                                    1999        Change      1998       Change      1997       1996       1995
Interest income (tax-equivalent basis)        $ 6,850        5.32%    $ 6,504      15.01%    $ 5,655    $ 5,754    $ 5,723
Interest expense                                2,592        2.01%      2,541      17.42%      2,164      2,277      2,442
                                               ------                  ------                 ------     ------     ------
 Net interest income                            4,258        7.44%      3,963      13.52%      3,491      3,477      3,281
Provision for loan losses                        (130)    (173.33)%       (75)   (377.78)%        27         --        204
                                               ------                  ------                 ------     ------     ------
 Net interest income after provision for
  loan losses                                   4,389        8.67%      4,038       16.57%     3,464      3,477      3,077
Non-interest income                               650        2.69%        633       13.85%       556        543        487
Non-interest expense                            3,432        6.75%      3,215       17.68%     2,732      3,064      2,906
                                               ------                  ------                 ------     ------     ------
Income before income taxes                      1,606       10.30%      1,456       13.04%     1,288        956        658
Income tax expense                                360        8.76%        331        8.88%       304        140        (34)
Tax-equivalent adjustment                         171       37.90%        124       51.22%        82        135        159
                                               ------                  ------                 ------     ------     ------
Net income                                    $ 1,075        7.39%    $ 1,001       10.98%   $   902    $   681    $   533
                                               ======                  ======                 ======     ======     ======


The Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" requiring a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

Effects of Inflation/Changing Prices The effects of inflation on operations of the Bank occurs through increased operating costs which can be recovered through increased prices for services. Virtually all of the Bank's assets and liabilities are monetary in nature and can be re-priced on a more frequent basis than in other industries. Every effort is being made through interest sensitivity management to monitor products and interest rates and their impact on future earnings.

Income Statement Data

                                                          1999 Over 1998                        1998 Over 1997
                                                 ------------------------------        -----------------------------
In Thousands                                       Volume   Yield/Rate   Total           Volume   Yield/Rate   Total
Changes in Tax Equivalent Interest Income *

Interest Income
Time Deposits                                    $   -      $    -     $    -          $   -      $    -     $    -
Federal funds sold                                   28          (4)        24             38          (6)        32
Investment securities                                34         (20)        14            367         (17)       350
Loans                                               565        (257)       308            390          77        467
                                                  -----      ------     ------          -----      ------     ------
Total                                               627        (281)       346            795          54        849
                                                  -----      ------     ------          -----      ------     ------
Interest expense
Interest-bearing deposits                           300        (244)        56            363          15        378
Borrowed funds                                       (5)         --         (5)            --          (1)        (1)
                                                  -----      ------     ------          -----      ------     ------
Total                                               295        (244)        51            363          14        377
                                                  -----      ------      -----          -----      ------     ------

Net interest income                              $  332     $   (37)    $  295         $  432     $    40    $   472
                                                  =====      ======      =====          =====      ======     ======

* Changes in the average balance/rate are allocated entirely to the yield/rate changes


                                                   1999     % Change       1998     % Change       1997      1996       1995

Analysis of Selected Non-Interest Expenses
Salaries and benefits
Salaries                                         $ 1,168       3.91%     $ 1,124      31.00%    $   858    $ 1,109    $   950
Benefits                                             495      35.25%         366      28.42%        285        433        417
                                                  ------                  ------                 ------     ------     ------
Total                                            $ 1,663      11.61%     $ 1,490      30.36%    $ 1,143    $ 1,542    $ 1,367
                                                  ======                  ======                 ======     ======     ======

Occupancy and equipment
Depreciation                                     $   391      10.45%     $   354      32.09%    $   268    $   273    $   247
Maintenance and repairs                              178      (0.56)%        179      13.29%        158        161        102
Real estate taxes                                     18      20.00%          15       0.00%         15         15         10
Insurance                                             24     (17.24)%         29      20.83%         24         21         27
Utilities and other                                   44      11.90%          42      27.27%         33         35         54
                                                  ------                  ------                 ------     ------     ------
Total                                            $   655       6.30%     $   619      24.30%    $   498    $   505    $   440
                                                  ======                  ======                 ======     ======     ======

Other expenses
Advertising                                      $   123      51.85%     $    81      (3.57)%   $    84    $    91    $    88
ATM fees                                              49      25.64%          39      34.48%         29         25         25
Bank charges                                          42       5.00%          40      14.29%         35         38         36
Credit card fees                                      17     (62.22)%         45       7.14%         42         43         51
Deposit insurance                                      9      12.50%           8     (55.56)%        18         21         91
Directors' fees                                       77       6.94%          72       2.86%         70         84         53
Legal and professional                               162     (15.84)%        202     (28.62)%       283        217        162
State franchise tax                                  136     (17.58)%        165      42.24%        116        158        164
Postage, freight & courier                            72      10.77%          65      32.65%         49         39         56
Supplies                                             100      (8.18)%        110      (2.65)%       113         99         99
Travel                                                31     (22.50)%         40      (9.09)%        44         29         39
Other                                                296      18.83%         239      14.83%        208        173        176
                                                  ------                  ------                 ------     ------     ------
Total                                            $ 1,114       0.45%     $ 1,106       1.37%    $1,091     $ 1,017    $ 1,040
                                                  ======                  ======                 ======     ======     ======

     Liquidity and Interest Rate Sensitivity Management utilizes several tools currently available to monitor and ensure that liquid funds are avail-able to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one-year maturities, and federal funds sold are the principal components of asset liquidity. The "Interest Rate Sensitivity" table, indicates that the Bank is in a liability sensitive position which is more beneficial in a period of declining interest rates since liabilities can be re-priced at lower rates. In periods of rising interest rates, interest sensitive assets are more favorable since they allow adjustment of interest sensitive assets prior to maturing interest sensitive liabilities. The three month category of interest sensitive liabilities includes approximately $37.4 million consisting of Savings, NOW accounts, and insured earnings which can be adjusted in any one category at any time to offset any positive gap in a declining rate environment.

Interest Rate Sensitivity

                                                            Repricing or Maturing
                                      ---------------------------------------------------------------
                                                   Over          Over           Over
                                      Within       3 Months      1 Year         3 Years      After
In thousands, except ratios           3 Months     to 1 Year     to 3 Years     to 5 Years   5 Year     Total
Loans                                 $ 6,304      $ 4,693       $ 8,138        $ 7,865       $28,975    $55,975
Investment securities                   4,591        3,443         7,563          1,939        17,259     34,795
Other earning assets                       --           --            --             --            --         --
Other assets                               --           --            --             --         8,466      8,466
                                       ------       ------        ------         ------        ------     ------
     Total assets                     $10,895      $ 8,136       $15,701        $ 9,804       $54,700    $99,236
                                       ======       ======        ======         ======        ======     ======

Noninterest-bearing deposits                                                                  $11,567    $11,567
Interest-bearing deposits             $53,451      $17,174       $ 4,663        $   111            --     75,399
Borrowed funds                             --           --            --             --            --         --
Other liabilities and equity               --           --            --             --        12,270     12,270
                                       ------       ------        ------         ------        ------     ------
     Total liabilities and equity     $53,451      $17,174       $ 4,663        $   111       $23,837    $99,236
                                       ------       ------        -------         ------       ------     ------

Gap*                                 $(42,556)    $( 9,038)      $11,038        $ 9,693       $30,863
Cumulative gap                        (42,556)     (51,594)      (40,556)       (30,863)           --

Cumulative gap as a percent
     of total assets                  (42.79)%     (51.88)%      (40.78)%        (31.03)%          --
*Assets - (liabilities + equity)      (42.88)%     (51.99)%      (40.87)%        (31.10)%          --



     Management utilizes variable rate loans (on a limited basis) and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted. Please refer to the "Interest Rate Sensitivity" and the "Other Balance Sheet Data" tables for additional information.

Quarterly Condensed Consolidated Financial Information

                                                    1999 Quarters                             1998 Quarters
In thousands, except per common         -------------------------------------     -------------------------------------
 share and ratios                       Fourth     Third     Second    First      Fourth     Third     Second    First

Interest income                         $ 1,801   $ 1,676   $ 1,619   $ 1,583     $ 1,667   $ 1,636   $ 1,583   $ 1,494
Interest expense                            675       656       644       617         640       646       651       604
                                         ------    ------    ------    ------      ------    ------    ------    ------
Net interest income                       1,126     1,020       975       966       1,027       990       932       890
Provision for loan losses                   (30)      (50)      (25)      (25)        (25)      (25)      (25)       --
Non-interest income                         161       165       164       160         175       159       168       131
Non-interest expense                        936       871       795       830         846       863       772       734
                                         ------    ------    ------    ------      ------    ------    ------    ------
Income before income taxes                  381	      364       369       321         381       311       353       287
Income tax expense                           84        98        98        80         100        74        89        68
                                         ------    ------    ------    ------      ------    ------    ------    ------
Net income                              $   297   $   266   $   271   $   241     $   281   $   237   $   264   $   219
                                         ======    ======    ======    ======      ======    ======    ======    ======

Per Common Share
Net income
Basic                                     $0.47     $0.42     $0.43     $0.38       $0.44     $0.37     $0.41     $0.34
Diluted                                    0.46      0.42      0.42      0.38        0.44      0.36      0.41      0.34
Dividends declared                         0.16      0.15      0.30       --         0.30       --       0.30       --
Shareholders' equity                      18.32     18.49     18.12     18.54       18.18     18.20     17.77     17.77
Stock price range
High                                      28.25     28.00     28.00     28.00       27.00     27.00     22.00     22.00
Low                                       28.00     28.00     28.00     27.00       27.00     27.00     27.00     22.00

Tax-equivalent Yields and Rates
Federal funds sold                        5.41%     6.01%     4.72%     4.75%       4.84%     5.63%     5.46%     5.45%
Investment securities                     5.70%     5.55%     5.43%     5.48%       5.39%     6.00%     6.14%     6.66%
Loans                                     9.12%     8.81%     8.85%     9.09%       9.86%     9.80%     9.74%     9.02%
Total earning assets                      7.70%     7.30%     7.29%     7.42%       7.71%     8.06%     7.98%     7.97%
Interest-bearing deposits                 3.54%     3.50%     3.55%     3.53%       3.72%     3.92%     3.92%     4.03%
Borrowed funds                             N/A       N/A       N/A       N/A         N/A      6.25%     6.17%      N/A
Total interest-bearing liabilities        3.54%     3.50%     3.55%     3.53%       3.72%     3.92%     3.94%     4.03%
Yield spread                              4.16%     3.80%     3.74%     3.89%       4.00%     4.14%     4.04%     3.94%
Net interest income to earning assets     4.81%     4.52%     4.39%     4.53%       4.76%     4.94%     4.77%     4.81%

Ratios
Return on assets                          1.19%     1.09%     1.14%     1.04%       1.22%     1.07%     1.18%     1.07%
Leverage                                  8.70x     8.40x     8.29x     7.95x       7.91x     7.69x     7.81x     7.24x
Return on average shareholders' equity   10.36%     9.16%     9.42%     8.28%       9.68%     8.21%     9.25%     7.75%

Average Assets
Cash and due from banks                 $ 4,025   $ 3,445   $ 2,899   $ 3,300     $ 1,987   $ 2,984   $ 5,391   $ 2,772
Federal funds sold                        3,623     1,863     3,136     1,769       4,216     1,280       659     2,130
Investment securities                    35,082    36,898    36,555    37,180      36,970    36,524    38,712    30,643
Loans                                    54,842    51,596    48,973    46,358      45,600    45,095    41,532    43,597
                                         ------    ------    ------    ------      ------    ------    ------    ------
Total earning assets                     93,547    90,357    88,664    85,307      86,786    82,899    80,903    76,370
Allowance for loan losses                (1,688)   (1,662)   (1,691)   (1,714)     (1,646)   (1,564)   (1,572)   (1,531)
Other assets                              3,914     5,360     5,549     5,724       4,658     4,460     4,458     4,195
                                         ------    ------    ------    ------      ------    ------    ------    ------
Total average assets                    $99,798   $97,500   $95,421   $92,617     $91,785   $88,779   $89,180   $81,806
                                         ======    ======    ======    ======      ======    ======    ======    ======

Average Liabilities and Shareholders' Equity
Noninterest-bearing deposits            $10,757   $ 9,632   $ 9,519   $10,119     $10,508   $10,305   $10,508   $ 9,739
Interest-bearing deposits                76,417    74,970    72,631    69,896      68,848    65,865    65,842    59,917
Borrowed funds                               --        --        --         8          --        64       324        --
Other liabilities                         1,158     1,286     1,762       945         821     1,004     1,092       845
Shareholders' equity                     11,466    11,612    11,509    11,649      11,608    11,541    11,414    11,305
                                         ------    ------    ------    ------      ------    ------    ------    ------
Total average liabilities
 and shareholders' equity               $99,798   $97,500   $95,421   $92,617     $91,785   $88,779   $89,180   $81,806
                                         ======    ======    ======    ======      ======    ======    ======    ======

Other Balance Sheet Data
In thousands, except ratios
Maturity of Total Investment Securities (a)

                                                                          Carrying Value
                                        Within 1 Year      1-5 Years        5-10 Years     After 10 Years     Total
                                         Amount/Yield     Amount/Yield     Amount/Yield     Amount/Yield     Amount/Yield
                                        --------------   --------------   --------------   --------------   --------------
At December 31, 1999
Investment securities available-for-sale:
U.S. Government Agency                  $   --     --    $ 6,808  5.84%   $ 3,429  6.67%   $   --     --    $10,237  6.12%
State and Municipal Obligation (b)        1,511  7.40%     2,537  6.66%       455  5.88%     3,146  7.05%     7,649  6.86%
Mortgage-backed securities                  --     --      1,665  5.66%     1,431  5.97%     9,920  6.14%    13,016  6.06%
Corporate securities                        591  6.02%     1,424  5.53%       --     --        --     --      2,015  5.67%
Commercial Paper                          1,324  5.51%       --     --        --     --        --     --      1,324  5.51%
Equity                                      --     --        --     --        --     --        554    --        554    --
                                         ------           ------           ------           ------           ------

Total investment securities             $ 3,426  6.43%   $12,434  5.95%   $ 5,315  6.41%   $13,620  6.36%   $34,795  6.21%
                                         ======           ======           ======           ======           ======

                                         Within              1-5           After
Maturity of Loans                        1 Year             Years         5 Years           Total
Fixed Rate
Commercial                              $   581           $   912         $   295          $17,880
Installment loans to individuals            349             4,065             502            4,916
Residential/Commercial real estate          516             6,988          36,917           44,421
All other                                     9                27             220              256
                                         ------            ------          ------           ------
Total                                   $ 1,455           $11,992         $37,934          $51,381
                                         ======            ======          ======           ======
Floating interest rates

Residential/Commercial Real Estate        3,098               164             --             3,262
Commercial                                1,329                 3             --             1,332
                                         ------             -----          ------           ------
Total                                   $ 5,882           $12,159         $37,934          $55,975
                                         ======            ======          ======           ======


                                                     Within       3-12      1-2         2-3
Maturity of Time Deposits of $100,000 or more        3 Months     Months    Years       Years        Total
Certificates of deposit and other time              $ 5,286     $ 3,891     $ 2,354     $  --        $11,531
                                                     ======      ======      ======      ======       ======


Deposits at December 31,                              1999        1998        1997        1996         1995
                                                     ------      ------      ------      ------       ------
Non-interest-bearing deposits                       $11,426     $10,517     $ 9,708     $11,296      $10,766
Interest-bearing deposits
NOW and money market accounts                        19,367      18,670      10,972      12,397       13,609
Savings accounts                                     18,205      18,639      18,063      20,208       21,541
Certificates of deposit	                             37,961      33,485      27,349      26,173       24,975
                                                     ------      ------      ------      ------       ------
Total deposit                                       $86,959     $81,311     $66,092     $70,074      $70,891
                                                     ======      ======      ======      ======       ======

(a)	Based on contractual maturities
(b)	The yield on state municipal securities is increased by the benefit of tax exemption, assuming a 34% federal income tax rate. For the year-ended December 31,1999, the amount of the increases in the yields for these securities and for total securities is 1.87% and .42%, respectively.

                              INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
FC Banc Corp
Bucyrus, Ohio

     We have audited the consolidated balance sheets of FC Banc Corp and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FC Banc Corp and subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flow for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                             /s/ Robb, Dixon, Francis, Davis, Oneson & Company
                             -------------------------------------------------
                                  Robb, Dixon,
                              Francis, Davis, Oneson
                                  & Company

Granville, Ohio
February 1, 2000

                        CONSOLIDATED BALANCE SHEETS
===============================================================================

                                                                   (Dollars in thousands)
                                                                       December 31,
                                                                 1999                 1998
                                                                 ----                 ----
ASSETS
Cash and cash equivalents
 Cash and amounts due from banks                              $  4,311             $  3,964
 Interest-bearing deposits with banks                               10                    5
 Federal funds sold                                                  0                3,500
                                                               -------              -------

   Total cash and cash equivalents                               4,321                7,469

Investment securities, available-for-sale                       34,795               37,319

Loans                                                           55,975               45,649
Allowance for loan losses                                       (1,732)              (1,725)
                                                               -------              -------

   Net loans                                                    54,243               43,924

Premises and equipment, net                                      2,108                1,489
Accured interest receivable                                        683                  711
Cash surrender value of life insurance                           2,373                2,385
Deferred income taxes                                              586                  316
Other assets                                                       127                   72
                                                               -------              -------
     TOTAL ASSETS                                             $ 99,236             $ 93,685
                                                               =======              =======

LIABILITIES
Deposits
 Noninterest-bearing                                          $ 11,426             $ 10,517
 Interest-bearing                                               75,533               70,794
                                                               -------              -------

   Total Deposits                                               86,959               81,311

Borrowed funds                                                      29         	          0
Accrued interest payable                                           184                  188
Other liabilities                                                  662                  639
                                                               -------              -------
     TOTAL LIABILITIES                                          87,834               82,138
                                                               -------              -------

SHAREHOLDERS' EQUITY
Preferred stock of $25 par value; 750 shares
 authorized, no shares issued and outstanding                        0                    0
Common stock of no par value;
 4,000,000 shares authorized, 665,632 shares issued                832                  832
Additional paid-in capital                                       1,371                1,370
Retained earnings                                               10,769               10,079
Treasury stock, at cost; 43,441 and 30,703 shares               (1,047)                (685)
Accumulated other comprehensive income                            (523)                 (49)
                                                               -------              -------

     TOTAL SHAREHOLDERS' EQUITY                                 11,402               11,547
                                                               -------              -------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 99,236             $ 93,685
                                                               =======              =======

--------------------------------
See accompanying notes.

                        CONSOLIDATED STATEMENTS OF INCOME
==============================================================================

                                                                          (Dollars in thousands)
                                                                         Years ended December 31,
                                                                     1999         1998          1997
                                                                     ----         ----          ----
INTEREST INCOME
Interest and fees on loans                                         $ 4,524      $ 4,218       $ 3,756
Interest and dividends on investment securities                      2,020        2,055         1,742
Interest on federal funds sold                                         131          107            75
Interest on bank deposits                                                4            0             0
                                                                    ------       ------        ------
TOTAL INTEREST INCOME                                                6,679        6,380         5,573
                                                                    ------       ------        ------

INTEREST EXPENSE
Interest on deposits                                                 2,591        2,535         2,157
Interest on borrowed funds                                               1            6             7
                                                                    ------       ------        ------
TOTAL INTEREST EXPENSE                                               2,592        2,541         2,164
                                                                    ------       ------        ------
NET INTEREST INCOME                                                  4,087        3,839         3,409
Provision for loan losses (income) expense                            (130)         (75)           27
                                                                    ------       ------        ------
NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                     4,217        3,914         3,382

OTHER INCOME
Service charges                                                        408          411           368
Gains (losses) from sales of investment securities, net	                (3)          11             3
Life insurance buildup                                                 130           75            73
Other income                                                           115          136           112
                                                                    ------       ------        ------
TOTAL OTHER INCOME                                                     650          633           556
                                                                    ------       ------        ------

OTHER EXPENSES
Salaries and employee benefits                                       1,663        1,490         1,143
Net occupancy and equipment expenses                                   655          619           498
Advertising and public relations                                       123           81            84
Directors fees                                                          77           72            70
Legal and professional                                                 162          202           283
State taxes                                                            136          165           116
Supplies                                                               100          110           113
Other expenses                                                         516          476           425
                                                                    ------       ------        ------

TOTAL OTHER EXPENSES                                                 3,432        3,215         2,732
                                                                    ------       ------        ------

NET INCOME BEFORE FEDERAL INCOME
 TAX EXPENSE                                                         1,435        1,332         1,206
Federal income tax expense                                             360          331           304
                                                                    ------       ------        ------

NET INCOME                                                         $ 1,075      $ 1,001       $   902
                                                                    ======       ======        ======

EARNINGS PER SHARE:
     Basic                                                         $  1.70      $  1.56       $  1.40
     Diluted                                                       $  1.68      $  1.55       $  1.40


See accompanying notes.

                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
================================================================================


                                                                        (Dollars in thousands)
                                                            Years ended December 31, 1999, 1998, and 1997
                                                                                     Accumulated    Total
                                                       Capital                       Other          Share-    Compre-
                                              Common   Paid-in   Retained  Treasury  Comprehensive  holders'  hensive
                                              Stock    Capital   Earnings  Stock     Income         Equity     Income
                                             --------  --------  --------  --------  -------------  --------  --------

Balances at December 31, 1996                $    832  $  1,370  $  8,944  $   (315)   $   (164)    $ 10,667

Comprehensive Income
Net Income                                                            902                                902   $   902
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
Available-for-sale,
net of deferred income tax of $89                                                           180          180       180
                                                                                                                ------
Total comprehensive income                                                                                     $ 1,082
                                                                                                                ======

Dividends declared - common ($.60 per share)                         (385)                              (385)

Purchase 7,664 shares of treasury stock                                        (169)                    (169)
                                             --------  --------  --------  --------    --------     --------

Balances at December 31, 1997                     832     1,370     9,461      (484)         16       11,195

Comprehensive Income
Net Income                                                          1,001                              1,001   $ 1,001
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
Available-for-sale,
net of deferred income tax of $31                                                            (65)         (65)      (65)
                                                                                                                ------
Total comprehensive income                                                                                     $   936
                                                                                                                ======

Dividends declared - common ($.60 per share)                         (383)                              (383)

Purchase 7,447 shares of treasury stock                                        (201)                    (201)
                                             --------  --------  --------  --------    --------     --------
Balance at December 31, 1998                      832     1,370    10,079      (685)        (49)      11,547

Comprehensive Income
Net Income                                                          1,075                              1,075   $ 1,075
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $237                                                         (474)        (474)     (474)
                                                                                                                ------
Total comprehensive income                                                                                     $   601
                                                                                                                ======

Dividends declared - common ($.61 per share)                         (385)                              (385)

Sale 1,000 treasury shares                                    1                  23                       24
Purchase 13,738 shares of treasury stock                                       (385)                    (385)
                                             --------  --------  --------  --------    --------     --------
Balance at December 31, 1999                 $    832  $  1,371  $ 10,769  $ (1,047)   $   (523)    $ 11,402
                                             ========  ========  ========  ========    ========     ========

-----------------------------------
See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
==============================================================================

                                                            	(Dollars in thousands)
	                                                            Years ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:                      1999         1998         1997
                                                           ----         ----         ----
Net income                                              $ 1,075      $ 1,001      $   902
Adjustments to reconcile net income to net cash
Provided by operating activities:
Provision for loan losses                                  (130)         (75)          27
(Gain) loss on sales of available-for-sale securities, net    3          (11)          (3)
Gain from sale of loans held-for-sale                         0          (10)           0
Gain from sale of premises and equipment                     (1)           0            0
Gain on sale of other real estate owned                      (1)           0            0
Income accrued on life insurance contracts                 (130)         (75)         (73)
Origination of loans held-for-sale                            0       (1,287)           0
Proceeds from sale of loans held-for-sale                     0        1,297            0
Depreciation                                                391          357          268
Deferred income taxes                                       (20)           0          147
Investment securities amortization (accretion), net         198          134           77
Net change in:
Accrued interest receivable                                  28           21          104
Accrued interest payable                                     (4)           7           (4)
Other assets                                                (55)          76           35
Other liabilities                                            23          120          119
                                                         ------       ------       ------
Net cash provided by operating activities                 1,377        1,555        1,599
                                                         ------       ------       ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available-for-sale               (9,937)     (22,287)     (10,835)
Proceeds from sales of securities available-for-sale        711        6,065        3,363
Proceeds from maturities of securities
    available-for-sale                                   10,826       11,144        7,402
Proceeds from sale of loans                                 282            0            0
Net (increase) decrease in loans                        (10,521)      (5,300)       1,203
Proceeds from sale of other real estate owned                51            0            0
Purchases of premises and equipment                      (1,010)        (429)        (208)
Sale of premises and equipment                                1            0            0
Purchases of life insurance contracts                      (560)        (840)           0
Proceeds from redemption of life insurance contracts        702            0            0
                                                         ------       ------       ------
Net cash provided by (used in) investing activities      (9,455)     (11,647)         925
                                                         ------       ------       ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in:
Noninterest-bearing, interest bearing, demand,
      and savings deposits                                1,112        9,084       (5,140)
Certificates of deposit	                                  4,536	       6,135        1,158
Net increase (decrease) in short-term borrowed funds          0         (600)         600
Proceeds from note payable                                   30            0            0
Payments on note payable                                     (1)         (41)         (78)
Proceeds from stock option exercises                         23            0            0
Purchase of treasury stock                                 (385)        (201)        (169)
Cash dividends paid                                        (385)        (383)        (385)
                                                         ------       ------       ------
Net cash provided by (used in) financing activities       4,930       13,994       (4,014)
                                                         ------       ------       ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     (3,148)       3,902       (1,490)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            7,469        3,567        5,057
                                                         ------       ------       ------
CASH AND CASH EQUIVALENTS AT END OF YEAR               	$ 4,321      $ 7,469      $ 3,567
                                                         ======       ======       ======

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for interest                  $ 2,596      $ 2,534      $ 2,168
Cash paid during the year for income taxes                  498          197          181
Loans transferred to other real estate owned                 50            0            0


                     Notes to Consolidated Financial Statements
=============================================================================

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
FC Banc Corp (the Bancorp) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Farmers Citizens Bank, (the Bank). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Crawford County, Morrow County and the surrounding areas. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Reserve System through the Federal Reserve Bank of
Cleveland (FRB).

Basis of Consolidation
The consolidated financial statements include the accounts of FC Banc Corp, and its wholly-owned subsidiary, Farmers Citizens Bank, after elimination of all material intercompany transactions and balances.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment Securities
All debt securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is not recognized until all principal payments have been made in full.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Other Real Estate Owned
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Postretirement Benefits
Postretirement health care and life insurance benefits are charged to salaries and employee benefits expense when paid. In December, 1990, the Financial Accounting Standards Board issued Statement of Financial
Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Under SFAS No.106, beginning in 1995, postretirement benefits other than pensions were accounted for in a manner similar to current standards for accounting for pensions. SFAS No. 106 requires that the accumulated postretirement benefit obligation be either charged in the income statement as a cumulative effect of a change in accounting in the period of adoption or delayed and amortized over future periods as part of future postretiremnt benefits costs.

Off-Balance Sheet Financial Instruments
In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Advertising
Advertising cost are charged to operations when incurred.

Stock Options
The Bancorp has elected to continue accounting for employee stock compensation plans under APB Opinion 25 and related Interpretations. However, the Company discloses in the Notes to Consolidated Financial Statements in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No.123 encourages, but does not require companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on the fair value of those instruments.

Income Taxes
Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, income on nonaccrual loans, deferred compensation, and accretion income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its subsidiary.

Reclassifications
Certain amounts in 1998 and 1997 have been reclassified to conform with the 1999 presentation.



NOTE B - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 1999 and 1998, was $717,000 and $736,000, respectively.

NOTE C - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale

                                                   (Dollars in thousands)
                               December 31, 1999                            December 31, 1998
                   ----------------------------------------     ------------------------------------------
                               Gross       Gross                            Gross       Gross
                   Amortized Unrealized  Unrealized    Fair     Amortized Unrealized  Unrealized    Fair
                    Cost      Gains       Losses      Value      Cost      Gains       Losses      Value
                  --------  ----------  ----------  --------   --------  ----------  ----------  --------

Federal agencies    $10,428   $   0       $(191)      $10,237   $ 7,818    $   1      $  (83)       $ 7,736

State &
municipal
securities            7,858      18        (227)        7,649     8,669      118          (22)        8,765

Mortgage-backed
securities           13,400       5        (389)       13,016    18,976       42         (119)       18,899

Corporate
debt securities       2,047       0         (32)        2,015     1,608        0          (10)        1,598

Commercial paper      1,324       0           0         1,324         0        0            0             0

Equity
securities              534      20           0           554       321        0            0           321
                    -------     ---       -----        -------  -------     ----        -----       -------
Total               $35,591     $43       $(839)       $34,795  $37,392     $161        $(234)      $37,319
                    =======     ===       ======       =======  =======     ====        ======      =======

The amortized cost and estimated fair value of securities available-for-sale at December 31, 1999, by contractual maturity, are as follows:

                                                  	(Dollars in thousands)

Amounts maturing in:                             Amortized         Fair
                                                 Cost              Value
                                                 ----              -----

One year or less                                  $  3,423        $   3,426
After one year through five years                   10,819           10,657
After five years through ten years                   3,988            3,883
After ten years                                      3,427            3,259
Mortgage-backed securities                          13,400           13,016
Equity securities                                      534              554
                                                   -------          -------

Total                                             $ 35,591         $ 34,795
                                                  ========         ========

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 1999, the Bank sold securities available-for-sale for total proceeds of approximately $711,000 resulting in gross realized losses of approximately $3,000. During 1998, the Bank sold securities available-for-sale for total proceeds of approximately $6,065,000, resulting in gross realized gains of approximately $12,000 and gross losses of approximately $1,000. During 1997, the Bank sold securities available-for-sale for total proceeds of approximately $3,363,000 resulting in gross realized gains of approximately $7,000 and gross losses of approximately $4,000.

Investment securities with a carrying value of approximately $14,798,000 and $11,775,000 were pledged at December 31, 1999 and 1998 to secure certain deposits.



NOTE D - LOANS AND ALLOWANCE FOR LOAN LOSSES


Loans at December 31, 1999 and 1998 are summarized as follows:

                                                                   	(Dollars in thousands)

                                                                   1999           1998
                                                                   ----           ----
Loans secured by real estate:
Construction                                                        $  416        $   517
Farmland                                                              8,225         7,327
1-4 family residential properties                                    23,770        16,402
Nonfarm nonresidential properties                                    11,923         7,491
Agricultural production                                               3,349         4,253
Commercial and industrial                                             3,120         4,336
Consumer                                                              4,916         5,075
Municipal                                                              	251           237
Other                                                                     5            11
                                                                    -------        -------
Total                                                               $55,975        $45,649
                                                                    =======        =======


                                                      1999           1998           1997
                                                      ----           ----           ----
Allowance for loans losses:
Balance, beginning of year                           $ 1,725        $ 1,480        $ 1,263

Provision for loan losses (income) expense              (130)           (75)            27
Recoveries on loans                                      205            379            608
Loans charged-off                                        (68)           (59)          (418)
                                                      ------         ------         ------
Balance, end of year                                 $ 1,732        $ 1,725        $ 1,480
                                                      ======         ======         ======

At December 31, 1999 and 1998, there was no recorded investment in impaired loans. The average recorded investment in impaired loans amounted to approximately $0, $175,000 and $531,000 for the years ended December 31, 1999, 1998 and 1997, respectively. No interest income on impaired loans was recognized for cash payments received for the years ended December 31, 1999, 1998 and 1997.

The Bank has no loans which have been modified. The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1999 was $3,109,000. During the year ended loans made to such related parties amounted to $1,613,000 and payments amounted to $699,000.


NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1999 and 1998 follows:

                                                     	(Dollars in thousands)

                                                       1999           1998
                                                       ----           ----

Land                                                   $  514          $  221
Buildings                                              	1,736           1,251
Equipment                                               1,338           1,607
Construction in process                                   261             349
                                                       ------          ------
                                                        3,849           3,428

Accumulated depreciation                               (1,741)         (1,939)
                                                       ------           -----
Total                                                 $ 2,108         $ 1,489
                                                       ======          ======



NOTE F  - CASH SURRENDER VALUE OF LIFE INSURANCE

The Bank is the beneficiary of insurance on the lives of twelve of its past and present officers and directors. At December 31, 1999 and 1998, there were no notes payable to the insurance company.



NOTE G - DEPOSITS

Deposit account balances at December 31, 1999 and 1998, are summarized as follows:

                                                      (Dollars in thousands)

                                                       1999           1998
                                                       ----           ----

Noninterest bearing demand                             $ 11,426        $ 10,517
Interest-bearing demand                                  13,399          13,175
Savings accounts                                         24,173          24,134
Certificates of deposit                                	 37,961          33,485
                                                        -------          ------

Total                                                  $ 86,959        $ 81,311
                                                       ========          ======

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $11,531,000 and $10,063,000 at December 31,
1999 and 1998.

Certificates maturing in years ending December 31, as of December 31, 1999:

           2000                                       $32,044
           2001                                         5,526
           2002                                           380
           2003                                            11
           2004 and thereafter                              0
                                                       ------
           Total                                      $37,961
                                                       ======


The Bank held related party deposits of approximately $1,159,000 and $735,800 at December 31, 1999 and 1998, respectively.

Overdrawn demand deposits reclassified as loans totaled $5,000 and $10,000 at December 31, 1999 and 1998, respectively.



NOTE H - BORROWED FUNDS

Borrowed funds balances at December 31, 1999 and 1998 are summarized as follows:

                                              	(Dollars in thousands)

                                              	1999              1998
                                               ----              ----

Federal funds purchased                         $   0            $  0
Note payable                                       29               0
                                                 ----            ----
Total borrowed funds                            $  29            $  0
                                                =====            =====

NOTE I - FEDERAL INCOME TAXES

The consolidated provision for income taxes for the years ended December 31, 1999, consist of the following:

                                             	(Dollars in thousands)

                                       1999           1998           1997
                                       ----           ----           ----

Income tax expense
    Current tax expense	                $344           $331           $157
    Deferred tax expense                  16              0            147
                                        ----           ----           ----
Total                                   $360           $331           $304
                                        ====           ====           ====

The consolidated provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expenses, as indicated in the following analysis:

                                            	(Dollars in thousands)

                                             1999                  1998                 1997
                                             ----                   ----                ----

Federal statutory income tax at 34%           $ 488      34.0%     $453      34.0%      $410     34.0%
Tax exempt interest                            (113)     (7.8)%    (130)    (9.8%)      (104)    (8.6%)
Life insurance income                           (44)     (3.0)%     (25)    (1.9%)       (25)    (2.1%)
Interest and other non-deductible expenses       24       1.7%       24      1.8%         20      1.7%
Other                                             5       0.1%        9      0.7%          3      0.2%
                                              -----      ----     -----     -----      -----     -----
Total                                         $ 360      25.0%     $331     24.8%       $304     25.2%
                                               ====      =====     ====     =====       ====     =====


A cumulative net deferred tax asset is included in other assets at December 31, 1999 and 1998. The components of the asset are as follows:

                                                 (Dollars in thousands)

                                                 1999               1998
                                                 ----               ----

Differences in available-for-sale securities     $ 272              $ 24
Differences in depreciation methods                (37)              (33)
Differences in accounting for loan losses          227               271
Differences in nonaccrual loan interest              0                 0
Differences in accrued expenses and benefits       135                97
Differences in discount accretion                  (11)              (16)
Other                                                0               (27)
                                                 -----             -----
Total                                            $ 586             $ 316
                                                 =====             =====

Deferred tax assets                              $ 634             $ 392
Deferred tax liabilities                           (48)              (76)
                                                 -----             -----
   Net deferred tax assets                       $ 586             $ 316
                                                 =====             =====

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:
                                                    (Dollars in thousands)

                                                     1999            1998
                                                     ----            ----

Home equity lines of credit                        $   967          $   818
Credit card lines                                        0              900
Other commitments to extend credit                   3,234            3,288
Standby letters of credit                              615              613
                                                   -------          -------
                                                   $ 4,816          $ 5,619
                                                   =======          =======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commerical properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past three years. The Bank has not incurred any losses on its commitments during the last three years.

The Bank maintains bank accounts at five banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at one of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $1,631,000.

NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The Bancorp and Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.



NOTE L - RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 1999, retained earnings of approximately $1,880,000 was available for the payment of dividends without prior regulatory approval.



NOTE M - EMPLOYEE BENEFITS

Savings Plan
In 1989, the Bank initiated a 401(k) retirement savings plan, with all employees eligible for inclusion in the plan. Participants may make salary savings contributions up to 15% of the compensation, a portion of which will be matched by the Bank. Additional contributions to the Plan may be made at the discretion of the Board of Directors based upon earnings of the Bank. Contributions by the Bank charged to operations were $57,000, $47,000 and $37,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Directors Retirement
The Bank implemented a director retirement plan in late 1998 which provides that any director with 15 years of continuous service will receive an annual retirement benefit equal to that director's board fees in the year before retirement. The annual retirement benefit will be paid for 15 years. In 1999 the plan was amended to provide for pro rata benefits for any director who is unable to satisfy the 15 years of continuous service requirement due to the mandatory director's retirement provision upon reaching 70 years of age. The Bank is the owner and beneficiary of the insurance contracts. The expense charged to operations was $31,000 in 1999 and $0 in 1998.

Executive Compensation
The Bancorp and the Bank also entered into a Salary Continuation Agreement (the Agreement) with their President. The Agreement provides that the Bancorp and the Bank will be obliged to continue to pay the president or his designated beneficiary(ies) for a period of 15 years following his retirement, death or disability or following a change in control of FC Banc Corp. A benefit is also paid if he terminates employment (other than by discharge for cause) before he attains the age of 65. In that event, the amount of the benefit depends upon his years of service. The Corporation has purchased an individual life insurance contract with respect to this program. The Corporation is the owner and beneficiary of the insurance contract. The President is a general creditor of the Corporation with respect to this benefit. The expense charge to operations was $31,000 in 1999 and $0 in 1998.

NOTE N - POSTRETIREMENT BENEFITS

The Bank sponsors two defined benefit postretirement plans. One plan provides health care coverage and the other provides life insurance benefits. Both plans are noncontributory. The Bank's funding policy is to contribute as billed with their normal health care plan. For 1999, 1998 and 1997, the aggregate contributions were $23,000, $23,000 and $23,000, respectively.

The following table sets forth the plan's funded status reconciled with the amount shown in the Bank's balance sheet at December 31, 1999 and 1998:

                                                  (Dollars in thousands)

                                                   1999            1998
                                                   ----            ----

Accumulated postretirement benefit obligation:
    Retirees                                       $238             $274
    Other active plan participants                   40               39
                                                    ---              ---
    Total                                           278              313

Plan assets at fair value                             0                0
Accumulated postretirement benefit
   Obligation in excess of plan assets              278              313
Unrecognized net gain (loss) from past experience
   Different from that assumed and effects of
   any changes in assumptions                        18              (20)
Unrecognized transition obligation,
   net of amortization                             (131)            (139)
                                                   -----            -----
Accrued postretirement cost in the
   balance sheet                                   $ 165            $ 154
                                                   =====            =====

Postretirement expense for 1999, 1998, and 1997 includes the following components:


                                         	 (Dollars in thousands)

                                     1999         1998            1997
                                     ----         ----            ----
Service cost                          $  5         $  4            $    7
Interest cost on accumulated
    benefit obligation                  20           19                23
Amortization of transition
   obligation over 20 years              9            9                 9
                                     -----        -----             -----
Total                                $ 34         $  32             $  39
                                     =====        =====             =====

The health care cost trend rate assumption has a small effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 by an immaterial amount.

For measurement purposes an 11.0% and 8.0% annual rate of increase in the per capita of covered health care benefits for those under and over 65, respectively, was assumed for 1999. The rate was assumed to decrease gradually to 6.00% at 2013 and remain at that level thereafter.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.75%.



NOTE O - STOCK OPTIONS

The Bancorp has a fixed director and employee stock-based compensation plan. Under the plan, the company may grant options for up to 65,004 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed 10 years from the date of grant.

The Bancorp applies APB Opinion 25 in accounting for its stock compensation plan. Accordingly, no compensation cost has been recognized for the plan in 1999, 1998 and 1997. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income would have been reduced as follows:

                                                	(Dollars in thousands)

                                               1999        1998        1997
                                               ----        ----        ----
Net income
As reported                                     $1,075      $1,001      $902
Proforma                                         1,060         987       902

The following is a summary of the status of the plan during 1999, 1998 and 1997:

                                            1999                  1998                      1997
                                            ----                  ----                      ----
                                                 Weighted                 Weighted                    Weighted
                                      Number     Average     Number       Average        Number       Average
                                        of       Exercise      of         Exercise          of        Exercuse
                                      Shares     Price       Shares       Price          Shares       Price
                                      ------     -----       ------       -----          ------       -----


Outstanding at beginning of year      50,550    $22.00      31,550       $22.00               0      $  0.00

Granted                               16,400     28.00      20,800        22.00           31,550       22.00
Exercised                             (1,000)    22.00
Forfeited                             (8,200)    23.00      (1,800)       22.00             0.00        0.00
                                      -------    -----      -------       -----           ------      ------

Outstanding at end of year            57,750    $23.52      50,550       $22.00          $ 31,550     $ 22.00
                                      ======    ======      ======       ======          ========     =======

Options exercisable at year-end       15,020                 5,950

Weighted-average fair value of
Options granted during the year        $6.37


The Black-Scholes model was used to estimate the weighted-average fair value of options granted during each year. The following assumptions were used each year:

                                       	(Dollars in thousands)
                                 1999            1998           1997
                                 ----            ----           ----

Risk-free interest rate          6.43%           4.68%          5.74%
Expected life                    8.06 years      8.68 years     9.89 years
Expected volatility              7.98%           7.38%          3.89%
Expected dividends               2.59%           2.69%          2.76%

The following is a summary of the status of fixed options outstanding at December 31, 1999:


                   Options                                           Options
                   Outstanding                                       Exercisable
                  ------------                                       -----------
                                    Weighted
       Range       Number           Average                            Number             Weighted-
       Of          Outstanding      Remaining       Weighted           Exercisable        Average
       Exercise    At               Contractual     Average            At                 Exercise
       Price       Dec. 31, 1999    Life            Exercise Price     Dec. 31, 1999      Price
       -----       -------------    ----            --------------     -------------      -----
       $22.00      26,670            7.33 years      $22.00             11,340             $22.00
       $22.00      16,480            8.33            $22.00              3,680             $22.00
       $28.00      14,600            9.25            $28.00                  0             $28.00
                   ------                                               ------
       $22 to 28   57,750            8.11            $23.52             15,020             $22.00
                   ======                                               ======


NOTE P - EARNINGS PER SHARE

The following data show the amounts used in computing earnings per share and the effects on income and the weighted average number of dilutive potential common stock. The number of shares used in the calculation for 1998 reflect a 2-for-1 stock split in July 1998.

                                                (Dollars in thousands)

                                               	1999            1998
                                                ----            -----
Net income                                      $1,075          $1,001
                                                ======          ======

Weighted average number of common
shares used in basic EPS                       631,984         640,198

Effect of dilutive securities:
Stock options                                    8,874           6,411
                                               -------         -------
Weighted number of common
Shares and dilutive potential common
Stock used indiluted EPS                       640,858         646,609
                                               =======         =======

NOTE Q - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve System. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classfication under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the FRB, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:


                                                	(Dollars in thousands)
                                                                     To Be Well
                                                                     Capitalized Under
                                              For Capital            Prompt Corrective
                                 Actual    Adequacy Purposes         Action Provisions
                                 ------    -----------------         -----------------
                                 Amount    Ratio    Amount      Ratio    Amount     Ratio
                                 ------    -----    ------      -----    ------     -----

As of December 31, 1999:
Total Risk-Based Capital
(to Risk-Weighted Assets)        $12,537  20.6%     $4,864      8.0%     $6,080       10.0%
Tier I Capital
(to Risk-Weighted Assets)         11,765  19.4%      2,432      4.0%      3,648        6.0%
Tier I Capital
(to Average Assets)               11,765  11.8%      3,992      4.0%      4,990        5.0%

As of December 31, 1998:
Total Risk-Based Capital
(to Risk-Weighted Assets)        $12,240  23.5%     $4,173      8.0%     $5,216       10.0%
Tier I Capital
(to Risk-Weighted Assets)         11,575  22.2%      2,086      4.0%      3,129        6.0%
Tier I Capital
(to Average Assets)               11,575  12.6%      3,761      4.0%      4,589        5.0%


NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instrument.

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

The estimated fair values of the Bank's financial instruments are as follows:

                                         (Dollars in thousands)
                                                December 31,
                                          1999                 1998
                                    ----------------     -----------------
                                    Carrying    Fair     Carrying      Fair
                                    Amount      Value    Amount        Value
                                    ------      -----    ------        -----
Financial assets:
Cash and cash equivalents           $  4,321   $  4,321 $  7,469    $ 7,469
Investment securities                 34,795     34,795   37,319     37,319
Loans                                 54,243     53,127   43,924     44,960
Accrued interest receivable              683        683      711        711

Financial liabilities:
Deposits                              86,959     86,808  $81,311    $81,430
Borrowed funds                            29         30        0          0
Accrued interest payable                 184        184      188        188



NOTE S - PARENT COMPANY FINANCIAL INFORMATION
                                                         Balance Sheets
                                                         (Dollars in thousands)
At December 31,

                                                       1999              1998
                                                       ----              -----
Assets
Noninterest-bearing deposit with subsidiary bank        $     7         $      2
Investment in subsidiary bank                            11,222           11,526
Other equity investments, at market                         153                0
Other assets                                                 25               19
                                                        -------          -------
Total assets                                            $11,407          $11,547
                                                        =======          =======
Liabilities
   Accrued expenses                                     $     5          $     0
                                                        -------          -------
Shareholders' equity                                    11,402           11,547

Total Liabilities and Shareholders' Equity             $11,407          $11,547
                                                       =======          =======

                                                             	Statements of Income

                                                              (Dollars in thousands)

                                                               Years Ended December 31

                                                           1999          1998          1997
                                                           ----          ----          ----
Income
  Dividends from subsidiary bank                          $    920     $   576         $ 445
  Dividends-equity investments                                   4           0             0
Expenses
  Legal and professional fees                                   44          32 	          39
  Organizational                                                 1          11            11
  Other                                                         13          16            13
                                                           -------       -----        ------
Total expenses                                                  58          59            63
                                                           -------       -----        ------

Income before income tax benefit and equity in undistributed
  earnings ofsubsidiary                                        866         517           382
Income tax benefit                                              19          20            21
                                                            ------      ------        ------
Income before undistributed earnings of subsidiary             885         537           403
Equity in undistributed net income of subsidiary               190         464           499
                                                            ------      ------        ------
Net income                                                  $1,075      $1,001        $  902
                                                            ======      ======        ======


                                                            Statements of Cash Flows

                                                            Years ended December 31,

                                                            (Dollars in thousands)



                                                            1999          1998          1997
                                                            ----          ----          ----
Cash Flows From Operating Activities:
Net income                                                  $1,075        $1,001        $   902
   Adjustments to reconcile net income to net cash
   Flows from operating activities:
   Equity in undistributed income of subsidiary               (190)         (464)          (499)
   Change in other assets                                       (6)           13            139
                                                             -----         ------        ------
   Change in other liabilities                                   6             0              0
Net cash from operating activities                             885           550            542
                                                             -----         -----           ----

Cash Flows from Investing Activities:
 Proceeds from stock option exercises                          23              0              0
 Purchase of investments available for sale                  (133)             0              0

Cash Flows From Financing Activities:
 Proceeds from stock option exercises                           23             0              0
 Purchase oftreasury stock                                    (385)         (201)          (169)
 Cash dividends paid                                          (385)         (383)          (385)
                                                             ------        ------         ------
Net cash used for financing activities                        (747)         (584)          (554)
                                                             ------        ------         ------
Net increase (decrease) in cash and cash equivalents:            5           (34)           (12)
Cash and cash equivalents
Beginning of year                                                2            36             48
                                                              -----         -----          ----
End of year                                                   $  7          $  2           $ 36
                                                              =====         =====          ====

    G.W. Holden               Anne Spreng            Darla Hadsell         Darla Sprague
    President and             Bank Officer and       Accounting Clerk      Teller (PT)
    Chief Executive Officer   Bank Manager

    John Zajac                Vicki Allen            Amy Cauvel            Mitch Wagner
    Vice President and        Mortgage Loan Officer  Assistant Data        Teller
    Administrative Manager                           Processing Manager

    Donald Denney             Jennifer Gingery       Molly Stump           Joe Bardon
    Vice President and        Executive Secretary    Loan Documentation    Teller (PT)
    Chief Lending Officer

    Robin Davis               Scott Langenderfer     Dawn Cooper           Stephen Lust
    Asst. Vice President and  Management Associate   Assistant Operations  Teller (PT)
    Human Resources Manager                          Supervisor

    Rebecca Barr              Kriste Allen           Lisa Ward             Tracy Cleland
    Asst. Vice President and  Management Associate   Card Services Manager Teller (PT)
    Chief Technology Officer

    Jeffrey Wise              Carrie Diebler         Anita Stewart         Tanya Clingman
    Asst. Vice President and  Accountant             Account Service (PT)  Teller (PT)
    Chief Financial Officer

    Craig Stump               Wilma Poorman          Beth A. Kahle         Aaron Pinion
    Asst. Vice President and  New Accounts           Teller (PT)           Teller (PT)
    Fredericktown City        Representative
    President

    Kelly LaRue               Jennifer Eckert        Virginia Hammontree   Jackie Biedman
    Auditor and               New Accounts           Loan Teller           Account Service
    Compliance Officer        Representative

    Eric Bogan                Carol Mosher           Kimberly McGowan      Patricia Petras
    Assistant Vice President  New Accounts           Centralized Data      Teller (PT)
    Consumer Loan Officer     Representative         Input (PT)

    Susan Sutherland          Neeta Conant           Cindy Knecht          Jennifer Clark
    Banking Officer and       New Accounts           Receptionist          Teller
    Loan Administration       Representative
    Manager

    Kelly Rinehart            Monica Greathouse      Angela Holbrook       Pam Clinger
    Bank Officer and          Head Teller            Teller                Teller (PT)
    Data Processing Manager

    Nancy Kalb                Annette Lester         Darla Johnson         Joan Jones
    Bank Officer and          Head Teller            Teller                Trainee
    Training Coordinator

    Michelle Bacon            Amanda Poland          Kelly Allen
    Consumer Loan Manager     Head Teller            Teller

    Eric Anglin               Teri Gray              Jeremy Crall
    Bank Officer and          Head Teller            Teller
    Bank Manager



Directors                                    		Honorary Directors

Robert D. Hord, Chairman                       Fred Christman
President Hord Livestock Co., Inc
G.W. Holden, President & CEO                   Richard O. Kime
Terry L. Gernert, Secretary & Treasurer
Attorney at Law                                William D. Foulk
David G. Dostal
President Auck-Dostal Insurance Agency, Inc.   John O. Spreng
Patrick J. Drouhard
Superintendent Cardington-Lincoln Local
Schools                                        James Stemen
Samuel J. Harvey
Retired
Charles W. Kimerline                           	There were 623,239 common shares of
President Bucyrus Road Materials, Inc.          FC Banc Corp outstanding January 31, 2000,
John O. Spreng, Jr.                             held of record by approximately 563
Vice President Longacre Farms,Inc.              shareholders.  The following represents the high
Joan C. Stemen                                  and low trading prices and dividends declared
Retired                                         during each respective quarter since December
                                                31, 1996.

Executive Officer of FC Banc Corp                                                 Dividends
G.W. Holden  President and CEO                  1997          HIGH       LOW      DECLARED
                                                First quarter $22.00     $22.00   $0.00
Executive Officers of Farmers Citizens Bank     Second quarter 22.00      22.00    0.00
G.W. Holden  President and CEO                  Third quarter  22.00      22.00    0.00
John Zajac                                      Fourth quarter 22.00      22.00    0.60
Vice President and Administrative Manager       1998
Jeffrey Wise                                    First quarter $22.00     $22.00   $0.00
Assistant Vice President and CFO                Second quarter 27.00      22.00    0.30
                                                Third quarter  27.00      27.00    0.00
                                                Fourth quarter 27.00      27.00    0.30
Annual Meeting                                  1999
Wednesday, March 22, 2000 at 1:30 p.m.          First quarter $28.00     $27.00   $0.00
Youth Building                                  Second quarter 28.00      28.00    0.30
Crawford County Fairgrounds                     Third quarter  28.00      28.00    0.15
Whetstone Street, Bucyrus, Ohio                 Fourth quarter 28.00      28.00    0.16

A copy of FC Banc Corp's Annual Report on       Investor Information:
Form 10-KSB as filed with the Securities        Investors, analysts and others seeking
and Exchange Commission, will be available      financial information may contact:
at no charge to shareholders upon request to:

	Farmers Citizens Bank                          G.W. Holden, President and CEO
	105 Washington Square                          FC Banc Corp
	Bucyrus, Ohio  44820                           105 Washington Square
	Attn:  G.W. Holden, President                  Bucyrus, Ohio 44820



General Counsel                             Independent Auditors
Kennedy, Purdy, Hoeffel & Gernert           Robb, Dixon, Francis, Davis, Oneson & Company
107 Washington Square                       1205 Weaver Drive
Bucyrus, Ohio 44820                         Granville, Ohio 43023



Cardington Local Advisory Board             Fredericktown Local Advisory Board
Richard N. Carsner                          Jim Braddock
Steven C. Gist                              Michael R. Burch
Robert E. Gompf                             Dr. William A. Elder
Ann L. Goodman                              James E. Fox
Donald L. Lee                               Dan Humphrey
Danny R. Robinson                           Roger D. Reed
James R. Spires                             Anna M. Ronk
                                            Jack Taylor



                           BANKING LOCATIONS


Main Office                                 South Office
105 Washington Square                       1605 Marion Road
Bucyrus, Ohio                               Bucyrus, Ohio

North Office                                Cardington Office
233 North Sandusky Ave                      103 East Main Street
Bucyrus, Ohio                               Cardington, Ohio

Fredericktown
240 West Sandusky Street
Fredericktown, Ohio
(opening soon)
